Jason L. Kent +1 858 550 6044 jkent@cooley.com	Via EDGAR and Courier

May 24, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dorrie Yale

Mary Beth Breslin

Re:	Mirum Pharmaceuticals, Inc.

Draft Registration Statement on Form S-1

Submitted April 18, 2019

CIK No. 0001759425

Ladies and Gentlemen:

On behalf of Mirum Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 16, 2019 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Commission on April 18, 2019 (the “DRS”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the DRS (“DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 1. For the Staff’s reference, we have included two copies of DRS Amendment No. 1 marked to show all changes from the DRS.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 1.

Prospectus Summary

Our Solution, page 2

1.	Please revise to define the term “xanthomas” the first time it is used in terms a lay person would understand.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of DRS Amendment No. 1.

2.

We refer to your statements on pages 2 to 3 that trial data from the Phase 2 INDIGO trial demonstrated multi-parameter response and supported maralixibat’s breakthrough therapy designation for PFIC2. Please balance your discussion by disclosing that the primary endpoint of sBA change was not met for the overall group. In addition, expand your disclosure to explain that this designation may not lead to a faster development or regulatory process, and that it does not

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Page Two

increase the likelihood that it will receive approval. Similarly, in your discussion of maralixibat trials in ALGS on page 3, please balance your disclosure to explain that there were other Phase 2 trials that did not meet their primary endpoints.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of DRS Amendment No. 1.

3.

Please revise your last paragraph on page 2 to clarify that your Phase 3 MARCH trial will evaluate maralixibat at a higher dose of up to 600µg/kg twice daily compared to the INDIGO trial dosage of 280µg/kg once daily, and disclose the highest dosage previously tested on a long-term basis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of DRS Amendment No. 1.

4.

Please revise the last paragraph in this section to explain that volixibat has been evaluated primarily for the treatment of non-alcoholic steatohepatitis, and has not been evaluated in either PSC or ICP, which you discuss in your risk factors on page 12.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of DRS Amendment No. 1.

5.

Your product candidate table discloses that you intend to initiate a Phase 3 trial for biliary atresia. We also note your disclosure on page 14 that you have not had any meeting with the FDA regarding a Phase 3 trial, you do not have any safety data for patients under the age of 12 months, which is the target age group you would seek to treat, and the FDA may require you to first conduct such safety studies. Please explain why you believe it is appropriate to indicate that you expect to initiate a Phase 3 trial in this table.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in light of the factors identified therein, the Company has determined to refer to its planned clinical trial of maralixibat in biliary atresia in the table appearing on pages 2 and 86 of DRS Amendment No. 1, and elsewhere in the prospectus in narrative form, as a clinical program for maralixibat in biliary atresia. Based on the grant by the U.S. Food and Drug Administration and the European Medicines Agency of orphan drug status to maralixibat for the treatment of patients with PFIC (as defined below) and ALGS (as defined below) in the United States and European Union, respectively, coupled with the high unmet need for the treatment of patients with biliary atresia, the Company anticipates it would seek to directly initiate a Phase 3 clinical trial for maralixibat in biliary atresia. However, the Company has revised the disclosure on such pages of DRS Amendment No. 1 to remove the expectation that the Company will directly initiate a Phase 3 clinical trial to instead clarify that the Company may need to first initiate a Phase 2 clinical trial.

Our Company, page 3

6.

You state that you are well-positioned to deliver on your mission of developing therapies for patients suffering from debilitating liver diseases. Please balance your disclosure by explaining that you have not yet completed a clinical trial as a company, and also that you do not currently have the necessary internal research and development capabilities, as you explain on pages 10 and 29.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of DRS Amendment No. 1 to eliminate the sentence referenced in the Staff’s comment.

Implications of Being an Emerging Growth Company and Smaller Reporting Company, page 4

7.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

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Page Three

Response: The Company is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff please return such copies to the Company upon completion of the Staff’s review.

To the extent the Company conducts additional meetings, it expects to use the same or similar materials, and the Company undertakes to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

Risks Associated with Our Business, page 4

8.

Expand your discussion to add a bullet disclosing that even if approved, the FDA may only approve maralixibat for the narrower indication of pruritus associated with PFIC, or a subset of the PFIC patient population, rather than for the treatment of PFIC generally, as you more fully explain on page 11.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of DRS Amendment No. 1.

Our principal stockholders and management own a significant percentage . . ., page 56

9.	Expand your disclosure to explain that all of your current directors have been appointed by investors pursuant to a voting agreement, as you more fully explain on page 129.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 57 of DRS Amendment No. 1.

Use of Proceeds, page 65

10.	Please revise to state the approximate amount of net proceeds intended to be used for your development of maralixibat and volixibat. Refer to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 66 of DRS Amendment No. 1.

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Page Four

Business

Our Product Pipeline, page 84

11.

We refer to your statements on pages 86 and 87 that volixibat has a favorable safety profile. Given that safety determinations are within the authority of the FDA and other regulatory authorities, please revise to remove these statements. Similarly, please delete your reference in the last paragraph on page 102 to the “durable efficacy” for maralixibat in the treatment of ALGS.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 89 and 104 of DRS Amendment No. 1.

Historical Clinical Development of Maralixibat, page 92

12.

For the INDIGO trial, expand your discussion of the pruritus results to explain whether this endpoint was met. As we also note that you state in the chart that the INDIGO trial is ongoing, please update your narrative disclosures accordingly to discuss the ongoing portion of this trial, including when you expect the results from the ongoing portion.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment regarding expanding the discussion of the pruritus results to explain whether this endpoint was met in the INDIGO clinical trial, the Company advises the Staff that in order to expand the discussion as directed, the discussion would require a considerably longer and more nuanced description involving an explanation of the patient subgroup. The Company believes this discussion is inappropriate for a summary table and that such information, if presented only in summary form, could be confusing to investors. Further, the Company believes the description is appropriately disclosed on page 96 of DRS Amendment No. 1 under the heading “—Our Clinical Trials of Maralixibat in PFIC—Phase 2 INDIGO Trial.” As a result, the Company has revised the disclosure on page 94 of DRS Amendment No. 1 to include a cross-reference in the INDIGO section of the table to the section entitled “—Our Clinical Trials of Maralixibat in PFIC—Phase 2 INDIGO Trial.”

In addition, in response to the Staff’s comment regarding updating the narrative disclosure to discuss the ongoing portion of the INDIGO clinical trial, there are no updates regarding the INDIGO clinical trial that warrant disclosure.

Lastly, in response to the Staff’s comment regarding when the Company expects the results from the ongoing portion of the INDIGO clinical trial, the Company advises the Staff that since the ongoing portion of the INDIGO clinical trial is a long-term, open-label extension without a pre-defined treatment period or end date, there is not a specific date on which results are expected. Rather, the Company continues to follow the patients enrolled in this long-term, open-label extension of the trial and will report further data obtained from the trial if and when warranted.

Phase 2 INDIGO Trial, page 94

13.

You state that PFIC2 responders demonstrated improvement in pruritus and an increase in quality of life. However, the patient represented by the green line appears to show an increase in the itch score and a decrease in the quality of life. Please revise your disclosures to clarify this discrepancy.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 96 of DRS Amendment No. 1 to eliminate the conclusion regarding an increase in quality of life and to focus the remainder of the disclosure on measures of sBA levels and pruritus at the 48-week time point, which is the same point at which the Company identified the PFIC2 responders.

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Page Five

Future Clinical Development of Maralixibat, page 103

14.

Please revise to discuss the secondary endpoints you intend to measure in the MARCH trial. Also revise to explain the meaning of submitting data together with natural history data set comparisons, and whether this approach has been previously discussed with the FDA in connection with this trial. Provide similar disclosure for the ALGS trial.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 106 of DRS Amendment No. 1.

Safety and Tolerability Data for Maralixibat, page 103

15.	Please revise to disclose all serious adverse events, not only those that were the most commonly reported. Also provide similar disclosure for volixibat on page 104.

Response: The Company respectfully acknowledges the Staff’s comment; however, the Company advises the Staff that given the nature of the diseases being treated, the Company believes it is more relevant to disclose treatment related serious adverse events as opposed to all serious adverse events. Progressive familial intrahepatic cholestasis (“PFIC”) is a rare genetic disorder that causes progressive liver disease, which typically leads to liver failure. Alagille syndrome (“ALGS”) is a rare genetic disorder in which the bile ducts are abnormally narrow, malformed and reduced in number, which leads to bile accumulation in the liver and ultimately progressive liver disease. Patients with PFIC experience pruritus, jaundice, failure to gain weight and to grow at the expected rate, enlarged livers and spleens and progressive liver disease. In patients with ALGS, multiple organ systems may be affected by the mutation, including the liver, heart, kidneys and central nervous system. Signs and symptoms arising from liver damage in ALGS may include jaundice, pruritus and xanthomas. Patients with PFIC or ALGS will experience a variety of these symptoms and often many more. Because of the prevalence and severity of these disease symptoms, the Company believes it is misleading to disclose all serious adverse events, as opposed to only those serious adverse events that have been determined to be related to treatment with maralixibat. As a result, the Company has revised the disclosure on page 105 of DRS Amendment No. 1 with respect to maralixibat accordingly.

Similarly, primary sclerosing cholangitis (“PSC”) is a serious, idiopathic chronic cholestatic liver disease characterized by the progressive inflammation and destruction of bile ducts, which may lead to fibrosis, cirrhosis, portal hypertension, cancer and ultimately liver failure. Intrahepatic cholestasis of pregnancy (“ICP”) is a liver disorder that occurs in pregnant women, often during the third trimester, which impairs the normal release of bile from liver cells and leads to impaired liver function. Patients with PSC or ICP will experience a variety of these symptoms and often many more, all of which may occur with and without treatment. As with maralixibat, given the prevalence and severity of these disease symptoms, the Company believes it is misleading to disclose all serious adverse events, and that instead it is more appropriate to disclose only treatment related serious adverse events. As a result, the Company has revised the disclosure on page 107 of DRS Amendment No. 1 with respect to volixibat accordingly.

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Page Six

License Agreements, page 105

16.

You state in the last paragraph on page 105 that in addition to the disclosed milestones, you are required to also pay an additional amount upon regulatory approval of maralixibat for each and every other indication. Please revise your disclosure of the total aggregate development and regulatory milestones that may be payable to include these amounts.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 108 of DRS Amendment No. 1 to indicate the amount payable upon regulatory approval of maralixibat for each and every other indication. However, the Company has not provided disclosure of a total aggregate amount for these other indications, as the Company cannot predict each and every other indication for which maralixibat will receive regulatory approval.

17.

For each of your license agreements, to the extent not otherwise disclosed, please revise to clarify the duration of the royalty obligations and the terms of the agreements, including by disclosing the expiration dates of the underlying patents and patent applications.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 108 and 110-111 of DRS Amendment No. 1 to clarify the duration of the royalty obligations and the terms of the license agreements, including the expiration date of the last-to-expire patent under each license agreement. The Company advises the Staff that due to the volume of patents subject to each of the license agreements, it would be unduly burdensome to list each expiration date, nor would such information be particularly useful to investors when presented in its entirety. As the license agreements with Shire International GmbH, Pfizer Inc., Sanofi-Aventis Deutschland GmbH, and Satiogen Pharmaceuticals, Inc. remain in effect on a licensed product-by-licensed product and country-by-country basis until the expiration of the last valid claim in a license patent covering the applicable licensed product in such country, the Company has disclosed the last-to-expire patent under each agreement, which the Company believes will provide the most relevant disclosure to investors.

Phase 2 NASH Clinical Trial, page 105

18.	Please expand on your disclosure in the first paragraph to explain the “clinical proof of mechanism” to which you refer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 107 of DRS Amendment No. 1 to remove the reference to the “clinical proof of mechanism.”

Intellectual Property, page 109

19.	Please revise to disclose the foreign jurisdictions in which you have issued or pending patent applications.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 112 of DRS Amendment No. 1.

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Page Seven

General

20.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and asset acquisitions.

Response: The Company undertakes to provide the Staff with the requested information once an estimated offering price or range has been determined by the Company and the underwriters.

21.

Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company advises the Staff that it does not currently anticipate including any graphics, visual, or photographic information in the printed prospectus that does not already appear in DRS Amendment No. 1. Should this change, the Company will provide the Staff with copies of any additional graphics, visual, or photographic information that it intends to use in the printed prospectus.

*            *             *

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Page Eight

Please contact me at (858) 550-6044 or Kristin VanderPas at (415) 693-2097 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Jason L. Kent
Jason L. Kent
Cooley LLP

cc:	Christopher Peetz, Mirum Pharmaceuticals, Inc.

Michael Grey, Mirum Pharmaceuticals, Inc.

Ian Clements, Ph.D., Mirum Pharmaceuticals, Inc.

Kristin VanderPas, Cooley LLP

Brian J. Cuneo, Latham & Watkins LLP

Mark V. Roeder, Latham & Watkins LLP

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